03014237

3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 3 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 160

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Valley Gold Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Sun Valley Road
(No. and Street)

Ketchum (City) ID (State) 83340 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Palmedo (208) 726-2327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson & Co., P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 989 (Address) Ketchum (City) ID (State) 83340 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter F. Palmedo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Valley Gold Trading, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors report on Internal Accounting Control required by Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUN VALLEY GOLD TRADING, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2002

SUN VALLEY GOLD TRADING, INC.

TABLE OF CONTENTS

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

February 13, 2003

To the Board of Directors
Sun Valley Gold Trading, Inc.
P.O. Box 2759
Sun Valley, ID 83353

We have audited the accompanying statement of financial condition of Sun Valley Gold Trading, Inc. as of December 31, 2002, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Sun Valley Gold Trading, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

LALLMAN, FELTMAN, PETERSON, & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989, Ketchum, Idaho 83340

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS:		
Cash and cash equivalents	$	136,026
Investment in securities, at market value (cost basis of $239,231)		209,072
Commission receivable		79,420
Commodities held (cost basis of $29,718)		31,325
Prepaid expenses and deposits		1,110
TOTAL ASSETS	**$**	**456,953**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Payable to related party	$	24,144
SHAREHOLDER'S EQUITY:		
Common stock ($1 par value, 10,000 shares authorized, 500 shares issued and outstanding)		500
Additional paid-in-capital		359,803
Retained earnings		72,506
TOTAL SHAREHOLDER'S EQUITY		**432,809**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**456,953**

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING REVENUES:		
Gross commission revenue	$	272,600
Clearing brokerage participation	(	103,696)
Clearing brokerage fees	(	55,753)
Other clearing costs	(	3,517)
Net Operating Revenues		109,634
OPERATING COSTS AND EXPENSES:		
Personnel compensation and benefits		96,082
Rent		21,427
Insurance		9,688
Travel and lodging		9,175
Quote system and research		7,941
Legal and accounting		6,863
Other operating costs		16,863
Total Operating Costs and Expenses		168,039
Net Loss From Operating Activities	(	58,405)
OTHER REVENUES:		
Realized gains on securities		177,884
Change in unrealized gains and losses on securities		58,889
Change in unrealized gains and losses on commodities		6,219
Interest Income		7,919
Total Other Revenues		250,911
NET INCOME	$	192,506

See accompanying notes to the financial statements.

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2001	**$ 500**	**$ 359,803**	**$ -0-**	**$ 360,303**
S-Corp distributions	-0-	-0-	(120,000)	(120,000)
Net income	-0-	-0-	192,506	192,506
BALANCE, DECEMBER 31, 2002	**$ 500**	**$ 359,803**	**$ 72,506**	**$ 432,809**

SUN VALLEY GOLD TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	192,506
(Increase) Decrease in assets:		
Investment in securities		34,285
Commission receivable	(	31,558)
Commodities held	(	6,218)
Receivable from related party		17,049
Increase (Decrease) in liabilities:		
Payable to related party		24,144
Net Cash Flow From Operating Activities		230,208
CASH FLOWS FROM FINANCING ACTIVITIES:		
S-Corp distributions	(	120,000)
Net Cash Flow From Financing Activities	(	120,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**110,208**
CASH AND CASH EQUIVALENTS, Beginning of Year		25,818
CASH AND CASH EQUIVALENTS, End of Year	**$**	**136,026**

SUN VALLEY GOLD TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization

Sun Valley Gold Trading, Inc., (the Company), a Subchapter S-Corporation, was incorporated in Idaho on January 27, 1992. The Company is a broker/dealer registered under the Securities Exchange Act of 1934, with its offices located in Sun Valley, Idaho. The Company's customers are located worldwide.

The Company introduces all of its trades on a fully disclosed basis through Bear Stearns, and therefore is exempt from Rule 15c3-3 of the Securities Exchange Commission under the provisions of subparagraph (k)(2)(ii).

(B) Revenue and Expenses

The Company is engaged in various brokerage and trading activities generally within the precious metals industry. These services are primarily provided to major institutional investment managers. Income and expenses relating to these securities transactions are recorded on a trade date basis.

(C) Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents are defined as all cash and money market accounts.

(D) Commission Receivable

Commission receivable at year end represents commissions earned by the Company on securities transactions executed and cleared by other broker/dealers. These amounts are typically received shortly after the accounting period in which they are recorded and the company has not experienced any significant uncollectible commissions receivable.

(E) Investment in Securities

Investment in securities are valued at the last reported sales price or, if no sale occurred, at the bid price on the last business day of the year on a first-in, first-out (FIFO) basis. All of the Companies investments in securities are in securities relating to gold and precious metals.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(F) Commodities Held

Investments in marketable commodities held are reported at fair value with unrealized gains and losses recognized as a component of income. Realized gains and losses are computed on the trade date by use of the first-in, first-out (FIFO) cost method, unless specifically identified.

(G) Federal and State Income Taxes

Under the Internal Revenue Code, a Subchapter S-Corporation is a tax reporting entity only. The individual shareholder reports his distributive share of corporate income and tax credits on his personal tax return.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results may differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2002, the Company reimbursed Sun Valley Gold, LLC, a related party, for office and research costs paid on behalf of the Company. At December 31, 2002, the Company had a payable for these types of costs of $24,144.

NOTE 4 - NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

SUN VALLEY GOLD TRADING, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2002

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains a significant portion of its cash and cash equivalents with a single brokerage firm. In addition, as a broker/dealer, a portion of the securities transactions are collateralized and executed with and on behalf of institutional investors, including other brokers/dealers. The Company's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' and counterparties' abilities to satisfy their obligations to the Company.

For the year ended, December31, 2002, thirty-nine percent of the Company's commission revenue were generated by one client. Loss of this client would negatively affect the Companies operations.

-oOo-

SUPPLEMENTARY INFORMATION

-oOo-

SUN VALLEY GOLD TRADING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL:		
Total shareholders' equity from the Statement of Financial Condition	$	432,809
Deduct shareholders' equity not allowable for net capital		-0-
Total Shareholders' Equity Qualified for Net Capital		432,809
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) allowable credits		-0-
Total Capital and Allowable Subordinated Liabilities		432,809
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses	$	1,110
Commodities held		6,265
Total Deductions and/or Charges		7,375
Net capital before haircuts on securities positions		425,434
HAIRCUTS ON SECURITIES:		
Other securities		42,845
Undue concentration		13,158
Total Haircuts on Securities		56,003
NET CAPITAL	$	369,431

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6.6666% of A.I.)	$ 1,610
Minimum dollar requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 369,431
Excess net capital at 1000%	$ 367,017

AGGREGATE INDEBTEDNESS:

Items included in Statement of Financial Condition:	
Accounts payable	$ 24,144
Total Aggregate Indebtedness	$ 24,144
Ratio: Aggregate indebtedness to net capital	7.05%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2002):

NET CAPITAL, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 342,234
Net audit adjustments to record additional commission revenue earned in December, 2002, not previously recorded	27,197
Net Capital, per above	$ 369,431
AGGREGATE INDEBTEDNESS, as reported in Partnership's Part IIA (Unaudited) FOCUS report – as amended	$ 24,144
Net audit adjustments	-0-
Net Aggregate Indebtedness, per above	$ 24,144

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 13, 2003

To the Board of Directors
Sun Valley Gold Trading, Inc.
P.O. Box 2759
Sun Valley, ID 83353

In planning and performing our audit of the financial statements and supplemental schedules of Sun Valley Gold Trading, Inc. for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than those specified parties.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.
Ketchum, Idaho

Lallman, Feltman, Peterson & Company, P.A.